NATIONAL FINANCIAL SERVICES LLC

(SEC I.D. No. 8-26740)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934, as a PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of National Financial Services LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of National Financial Services LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
March 2, 2020

We have served as the Company's auditor since 2011.

NATIONAL FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Dollars in millions)

ASSETS	
Cash and segregated cash	$ 1,183
Securities segregated under federal regulations (includes securities owned with a fair value of $3,615)	30,076
Securities borrowed	9,938
Resale agreements	418
Receivables:	
Brokers, dealers and other organizations	1,163
Customers, net of allowance for doubtful accounts	20,661
Total receivables	21,824
Securities owned - at fair value ($221 pledged as collateral)	2,069
Other assets	417
Total Assets	$ 65,925
LIABILITIES	
Securities loaned	$ 2,343
Repurchase agreements	375
Payables:	
Brokers, dealers and other organizations	2,697
Customers	54,724
Drafts	244
Affiliates	200
Total payables	57,865
Securities sold, but not yet purchased - at fair value	22
Accrued expenses and other liabilities	245
Total Liabilities	60,850
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	
Member's equity	5,075
Total Liabilities and Member's Equity	$ 65,925

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

National Financial Services LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to transact on the NYSE Euronext, and various national and regional stock and option exchanges. The Company provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's client base includes institutional and individual investors, introducing broker-dealers, investment advisors and corporations. The Company engages in brokerage, clearance, custody and financing activities for which it receives fees from customers. The Company also engages in securities transactions either on a principal or agent basis and facilitates securities transactions for its clients. The Company provides clearing and other services for an affiliated broker-dealer, Fidelity Brokerage Services LLC ("FBS"). FBS provides securities brokerage services to a retail customer base that affect transactions across a wide array of financial instruments.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash and Segregated Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company generally invests excess cash into money market funds, which are classified as securities owned in the statement of financial condition. Included in cash and segregated cash is $8 in interest bearing deposits segregated to satisfy SEC rules regarding the protection of customer assets.

Securities Segregated Under Federal Regulations

The Company is required by SEC regulations to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2019, the Company had $30,076 of securities segregated to be in compliance with regulations. This balance includes resale agreements, which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. Securities segregated under federal regulations also include U.S. Government and agency securities, which are recorded at fair value. These balances are disclosed in the statement of financial condition under securities segregated under federal regulations.

(Dollars in millions)

2. Summary of Significant Accounting Policies, continued:

Receivables from and Payables to Brokers, Dealers and Other Organizations and Customers

Receivables from brokers, dealers and other organizations include amounts receivable for securities failed to deliver, clearing deposits, commissions receivable and margin loans made to the Company's introducing brokers. The Company also has receivables from mutual fund companies related to its customers' sales of mutual funds, of which $102 is from mutual funds managed by an affiliate.

Receivables from brokers, dealers and other organizations consist of the following at December 31, 2019:

Clearing organizations	$	624
Broker dealers		270
Mutual fund companies		269
Total	$	1,163

Payables to brokers, dealers and other organizations include amounts payable for securities failed to receive and amounts payable to clearing organizations and broker dealers arising from unsettled trades. The Company also has payables to mutual fund companies related to its customers' purchases of mutual funds, of which $772 is to mutual funds managed by an affiliate. Payables to brokers, dealers and other organizations consist of the following at December 31, 2019:

Mutual fund companies	$	1,640
Broker dealers		859
Clearing organizations		198
Total	$	2,697

Receivables from and payables to customers include amounts related to both cash and margin transactions. Receivables also include non-purpose loans, which are collateralized. The Company records customer transactions on a settlement date basis, which is generally two business days after trade date, with the related commission and clearing fees revenue and related expenses recorded on a trade date basis. The Company's customer base is monitored through a review of account balance aging, collateral value in the account and an assessment of the customer's financial condition. An allowance against doubtful receivables is established through a combination of specific identification of doubtful accounts and an aging review of all unsecured accounts. At December 31, 2019, unsecured receivables from customers were $12, for which the Company recorded an allowance for doubtful accounts of $6. Securities owned by customers, including those that collateralize margin transactions, are not reflected on the accompanying statement of financial condition.

Other Assets and Accrued Expenses and Other Liabilities

Other assets primarily consists of furniture, right-of-use lease assets ("ROU"), office equipment, leasehold improvements and software, net of accumulated depreciation and amortization, interest and dividends receivable, deferred implementation costs and concession payments. Accrued expenses and other liabilities primarily consist of accrued compensation, lease liabilities, and interest payable.

NATIONAL FINANCIAL SERVICES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in millions)

2. Summary of Significant Accounting Policies, continued:

Other Assets and Accrued Expenses and Other Liabilities, continued

Furniture, office equipment, leasehold improvements and software are stated at cost less accumulated depreciation and amortization. Software includes certain costs incurred for purchasing or developing software for internal use. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years; leasehold improvements, the shorter of their useful lives or the remainder of the lease term; and software, generally three years.

Included in other assets are furniture, office equipment, leasehold improvements and software of $113 with a cost of $416 and accumulated depreciation and amortization of $303.

Deferred implementation costs are capitalized internal costs incurred associated with client implementation. These costs are amortized using the straight-line method over the expected service periods.

Concession payments are the costs of acquiring or retaining customers. These concessions are amortized using the straight-line method over the contractual period.

These long-lived assets in the statement of financial condition are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying value exceeds the sum of the expected future undiscounted cash flows.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carry forwards. At December 31, 2019, the Company's net deferred tax asset was $16, which is included in the statement of financial condition. The principal sources of temporary differences which comprise the net deferred tax asset at December 31, 2019 are primarily related to deferred compensation and depreciation and amortization.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

(Dollars in millions)

2. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements:

Recently Issued and Adopted

Leases
On January 1, 2019, the Company adopted new lease guidance issued by the Financial Accounting Standards Board ("FASB"). The guidance requires leases to be accounted for as either finance or operating leases. Both types of leases will result in the lessee recognizing a ROU asset and corresponding lease liability on the statement of financial condition. The Company applied the guidance on January 1, 2019 by recognizing ROU assets of $39 and corresponding lease liabilities of $47. The Company elected the available practical expedients and the adoption did not have a material impact on the Company's statement of financial condition.

Recently Issued but not yet Adopted

Credit Losses Related to Financial Instruments
In June 2016, the FASB issued new guidance that replaces the current incurred loss impairment model for financial instruments with a methodology that reflects expected credit losses. The new guidance requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance will be effective for the Company beginning January 1, 2020. The adoption is not expected to have a material impact on the Company's statement of financial condition.

Fair Value Disclosures
In August 2018, the FASB issued new guidance that eliminates, modifies and adds certain disclosure requirements related to fair value measurements. The guidance will be effective for the Company beginning January 1, 2020. The guidance allows for early adoption of any eliminated or modified disclosures upon issuance of the guidance and delayed adoption of the additional disclosures until the effective date. The adoption is not expected to have a material impact on the Company's statement of financial condition.

Cloud Computing Arrangements
In August 2018, the FASB issued new guidance to align the requirements for capitalizing implementation costs incurred in cloud computing arrangements with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The guidance will be effective for the Company beginning January 1, 2020. The adoption is not expected to have a material impact on the Company's statement of financial condition.

Income Taxes
In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes by eliminating certain exceptions related to the incremental approach for intraperiod tax allocation, and simplifies other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The new guidance clarifies, among other things, that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. The Company applied the guidance as of January 1, 2020 by reversing its deferred tax asset balance and recognizing a cumulative effect adjustment to member's equity of $16.

(Dollars in millions)

3. Securities Segregated Under Federal Regulations:

Securities segregated under federal regulations consist of the following at December 31, 2019:

U.S. Government and agency securities obtained as collateral under resale agreements (See Note 2)	$	26,461
U.S. Government and agency securities - at fair value		3,615
Total	$	30,076

As of December 31, 2019, interest bearing cash deposits segregated under federal regulations of $8 are included in cash and segregated cash on the statement of financial condition.

4. Credit Facilities:

The Company has entered into committed and uncommitted overnight credit facilities which are borrowed against periodically to satisfy daily operating needs. The committed credit facility permits the Company to borrow at any time up to $750 and requires the payment of a commitment fee. At December 31, 2019, the Company had uncommitted credit facilities with fourteen financial institutions. There were no outstanding borrowings against these committed or uncommitted facilities at December 31, 2019. The Company also has a liquidity facility with FMR. There were no borrowings under this line as of December 31, 2019.

Amounts available under these facilities at December 31, 2019 were as follows:

Committed, unsecured credit facilities	$	750
Uncommitted facilities:		
Secured		500
Unsecured		3,395
Liquidity facility with FMR		2,000
	$	6,645

(Dollars in millions)

5. Securities Owned and Securities Sold, but Not Yet Purchased:

Securities owned and securities sold, but not yet purchased consist of the following at December 31, 2019:

Securities owned - at fair value:		
Money market funds	$	1,700
U.S. Government and agency		214
Municipals		79
Equities		38
Corporates		11
Other		27
Total	$	2,069

Securities sold, but not yet purchased - at fair value:		
U.S. Government and agency	$	20
Equities		1
Corporates and municipals		1
Total	$	22

6. Derivative Financial Instruments:

The Company enters into foreign exchange contracts to facilitate certain customer transactions. These contracts are subject to volatility in the currency markets. At December 31, 2019, the Company included $1 related to these contracts in securities owned at fair value in the statement of financial condition. The contracts are recorded at fair value and included in Level 2 assets in the valuation hierarchy (See Note 10). The Company's determination of fair value includes an assessment of non-performance risk. The notional value of the outstanding contracts purchased as of December 31, 2019 totaled $248.

(Dollars in millions)

7. Leases:

The Company leases certain office space under non-cancelable operating leases that expire over various terms. Certain lease agreements contain renewal options and escalation clauses. ROU assets of $34 are included in other assets and lease liabilities of $41 are included in accrued expenses and other liabilities in the statement of financial condition at December 31, 2019. For the year ended December 31, 2019, the Company did not have any financing leases.

Supplemental balance sheet information related to leases at December 31, 2019 is as follows:

Operating leases:		
ROU asset	$	34
Lease liabilities	$	41
Weighted average remaining lease term:		
Operating leases		6.4 years
Weighted average discount rate:		
Operating leases		3.7%

Maturities of lease liabilities are as follows:

2020	$	7
2021		7
2022		7
2023		7
2024		7
Thereafter		11
Total lease payments		46
Less: imputed interest		(5)
Total	$	41

8. Commitments and Contingencies:

Litigation

The Company has been named as a defendant in several legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. The resolution of such actions is not expected to materially impact the Company's statement of financial condition.

8. Commitments and Contingencies, continued:

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying input (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurence of a specified event) in relation to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company enters into securities lending transactions on behalf of mutual funds managed by an affiliate. When entering into these securities lending transactions, the Company acts as an agent whereby it lends securities of the mutual funds to brokers and other institutions. The Company indemnifies these clients for the difference between the fair market value of collateral posted by the borrower and the fair market value of the securities loaned to the borrower, in the event that the borrower fails to return such securities. The borrowers in these agent securities lending transactions are required to maintain collateral in an amount in excess of 100% of the fair market value of the securities borrowed. Securities on loan and the collateral are revalued daily to determine if additional collateral is necessary or if excess collateral is required to be returned to the borrower. The Company acts as an agent and any collateral received in connection with these securities lending transactions is not recorded in the Company's statement of financial condition.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Letters of Credit

At December 31, 2019, the Company had $15 in unsecured letters of credit outstanding.

9. Collateralized Securities and Other Secured Transactions:

Collateralized Securities Transactions

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. These agreements are generally collateralized by U.S. Government and agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. The majority of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and are included in securities segregated under federal regulations in the statement of financial condition.

The Company borrows securities to facilitate the settlement process and lends securities to finance securities transactions. When the Company borrows securities, it usually provides the counterparty with the collateral in the form of cash. In loaning securities, the Company utilizes securities owned by customers and held as collateral on customers' margin debt, as well as securities borrowed. Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed transactions. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate.

In certain cases, the Company borrows and pledges collateral in the form of securities. In non-cash loan versus pledge securities transactions, when the Company initiates such transactions as lender, it records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company did not have any outstanding non-cash loan versus pledge securities transactions at December 31, 2019.

When the Company initiates such transactions as a borrower, they are not recorded in the statement of financial condition. At December 31, 2019, such off-balance sheet transactions with third parties totaled $163.

(Dollars in millions)

9. Collateralized Securities and Other Secured Transactions, continued:

Collateralized Securities Transactions, continued

The table below presents gross amounts of the resale and repurchase agreements and securities borrowed and loaned transactions included in the statement of financial condition. The following table also presents amounts not offset in the statement of financial condition, including the related amount of netting with the same counterparty under enforceable netting arrangements that does not meet the criteria for netting under GAAP and the fair value of cash or securities collateral received or posted subject to collateral arrangements. These arrangements have been determined by the Company to be legally enforceable in the event of default.

	December 31, 2019			
	Assets		Liabilities	
	Resale Agreements	Securities Borrowed	Repurchase Agreements	Securities Loaned
Amounts included in the statement of financial condition				
Gross carrying value	$ 26,879	$ 9,938	$ 375	$ 2,343
Counterparty netting	—	—	—	—
Collateral	—	—	—	—
Total	26,879	9,938	375	2,343
Amounts that have not been offset in the statement of financial condition				
Counterparty netting	—	(461)	—	(461)
Collateral	(26,866)	(9,277)	(375)	(1,815)
Total	$ 13	$ 200	$ —	$ 67

Resale agreements of $26,461 at December 31, 2019 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and are included in securities segregated under federal regulations in the statement of financial condition. Other resale agreements of $418 at December 31, 2019, are reported in resale agreements in the statement of financial condition.

9. Collateralized Securities and Other Secured Transactions, continued:

Collateralized Securities Transactions, continued

The table below presents repurchase agreements and securities loaned by remaining contractual term to maturity and class of collateral pledged as of December 31, 2019:

	Overnight and Continuous
Repurchase agreements	
U.S. Government and agency securities	$ 375
Total	$ 375
Securities loaned	
Equity securities	$ 2,333
Other	10
Total	$ 2,343

Assets Pledged and Other Secured Transactions

In the normal course of business, the Company executes, settles and finances customer, correspondent and principal securities transactions. Customer and correspondent transactions include securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance sheet credit risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

9. Collateralized Securities and Other Secured Transactions, continued:

Collateral

At December 31, 2019, the fair value of securities received as collateral by the Company that can be delivered or repledged was $82,135. This collateral was generally obtained under resale agreements, securities borrowed or margin lending agreements. Of these securities received as collateral, $49,202 was delivered or repledged.

10. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. Management seeks to maximize the use of observable inputs. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets include securities segregated under federal regulations, government and agency securities (primarily U.S. treasury securities), money market funds, and equity securities.

- Level 1 liabilities include equity securities, government and agency securities, and other securities.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 2 assets include corporate bonds, municipal bonds, and other securities.

- The Company did not have any Level 2 financial liabilities at December 31, 2019.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2019.

(Dollars in millions)

10. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Valuation Processes and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required to replace the service capacity of an asset. The following is a description of the valuations techniques and inputs used in determining the fair values of assets and liabilities categorized as Level 2.

Financial assets and liabilities categorized as Level 2 in the hierarchy are generally valued using techniques consistent with the market approach. All inputs used to value Level 2 financial assets and liabilities are sourced from third-party pricing vendors. Generally, prices obtained from vendors are categorized as Level 2 as the vendor uses observable inputs in determining the price.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities segregated under federal regulations	$ 3,615	$ —	$ —	$ 3,615
Securities owned:				
Money market funds	1,700	—	—	1,700
U.S. Government and agency	214	—	—	214
Corporates and municipals	—	90	—	90
Equities	38	—	—	38
Other securities	2	25	—	27
Total securities owned	1,954	115	—	2,069
Total Assets	$ 5,569	$ 115	$ —	$ 5,684
Liabilities:				
Securities sold, but not yet purchased:				
U.S. Government and agency	$ 20	$ —	$ —	$ 20
Equities	1	—	—	1
Other securities	1	—	—	1
Total securities sold, but not yet purchased	22	—	—	22
Total Liabilities	$ 22	$ —	$ —	$ 22

Securities segregated under federal regulations consist of U.S. Government securities.

During the year ended December 31, 2019, there were no changes to the valuation techniques used by the Company to determine fair value, nor were there transfers between levels.

(Dollars in millions)

10. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include securities borrowed, resale agreements, receivables, securities loaned, repurchase agreements and payables, which are classified as Level 2 within the fair value hierarchy, while cash and segregated cash is classified as Level 1 in the fair value hierarchy.

11. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the “Rule”) in addition to the rules of FINRA and other principal exchanges on which it is a member or licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1.5 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company had net capital of $4,494 which was 14.71% of aggregate debit items and exceeded its minimum requirement by $3,883.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers at December 31, 2019. The amount of cash and the market value of securities segregated for the exclusive benefit of customers was $29,663. On January 3, 2020, the Company deposited an additional $876 of cash and qualified securities into its segregated reserve bank accounts.

During 2019, the Company performed the computations for the assets in the proprietary accounts of its introducing brokers (“PAB”) in accordance with the customer reserve computation (Rule 15c3-3) set forth under the Securities and Exchange Act of 1934. As of December 31, 2019, the Company performed a PAB reserve computation, which indicated the Company’s credits exceeded its debits. The amount held in the segregated reserve bank account at December 31, 2019 was $360. On January 3, 2020, the Company withdrew $184 of cash and qualified securities from its PAB reserve bank accounts.

12. Transactions with Affiliated Companies:

Clearing services are provided to FBS under an agreement with the Company. Pursuant to the clearing agreement, the Company is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions. These fees are based upon a contractual agreed upon amount. The clearing agreement with FBS is reviewed on a periodic basis and is subject to change upon approval from both parties.

The Company enters into both cash and non-cash loan versus pledge securities loan transactions with an affiliated registered broker dealer, Fidelity Prime Financing LLC ("FPF"). At December 31, 2019, the Company had cash securities loaned to FPF of $978 which is included in securities loaned in the statement of financial condition.

Transactions with affiliated companies are settled with FMR, with the exception of certain transactions with FBS (which are settled directly pursuant to the clearing agreement). Payables to affiliates represent the amounts due to FMR and FBS of $158 and $42, respectively, at December 31, 2019.

12. Transactions with Affiliated Companies, continued:

The Company participates in FMR's defined contribution retirement savings plan, (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. FMR has established the Fidelity Welfare Benefit Plans VEBA Trust to provide a funding vehicle for certain benefits related to FMR's benefit plans, including the RHRP. In 2019, FMR accrued a benefit to participants under the RHRP based on awards to employees that are subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR.

The Company participates in various share-based compensatory plans sponsored by FMR and is allocated a compensation charge from FMR that is amortized over the period in which it is earned by participants. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes, and generally provide holders with compensation based on participation in changes in FMR's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

13. Concentration of Credit Risk:

The Company provides brokerage, clearance, financing and related services to a customer base primarily in the United States, including institutional and individual investors and brokers and dealers (including affiliates). The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

14. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through March 2, 2020 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2019.